November 15, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re: Letter to Verenium Corporation dated October 29, 2010

Ladies and Gentlemen:

Pursuant to a November 12, 2010 discussion between Mike Estell with Cooley Godward LLP and Nudrat Salik and Sherry Heywood on November 12, 2010, Verenium Corporation (“Verenium”) hereby respectfully requests an additional ten business days to prepare its response to the letter sent to Verenium by the Securities and Exchange Commission on October 29, 2010. Verenium intends to submit its response by November 30, 2010.

Sincerely,

/s/ Jeffrey G. Black

Jeffrey G. Black

Senior Vice President and Chief Accounting Officer

Verenium Corporation

Cc:	Nudrat Salik, Staff Accountant
Sherry Haywood, Staff Attorney